Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-177864

CAMDEN PROPERTY TRUST
Supplement dated July 29, 2013
To Prospectus Supplement dated May 18, 2012
To Prospectus dated November 9, 2011

This is a supplement (the “First Supplement”) to the Prospectus Supplement dated May 18, 2012 (the “Prospectus Supplement”) and the Prospectus dated November 9, 2011 (the “Prospectus”). This First Supplement relates to the offer and sale, from time to time, of common shares by us pursuant to separate distribution agency agreements with each of Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Jefferies & Company, Inc., Mitsubishi UFJ Securities (USA), Inc. and Scotia Capital (USA) Inc. (the “Equity Distribution Agreements”).
SUPPLEMENTAL FEDERAL INCOME TAX CONSIDERATIONS
AND CONSEQUENCES OF YOUR INVESTMENT
This discussion is a supplement to, and is intended to be read together with, the discussion under the heading “Federal Income Tax Considerations and Consequences of Your Investment” beginning on page 15 of the Prospectus. This summary is for general information only and is not tax advice.
The following discussion replaces, in its entirety, the discussion under the heading “Withholding Taxes on Certain Foreign Accounts” in the Prospectus.
Withholding Taxes on Certain Foreign Accounts
Recently enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-United States entities. Under these rules, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends, interest and sales proceeds to U.S. holders who own our capital stock or debt securities through foreign accounts or foreign intermediaries and certain non-U.S. holders. Specifically, a 30% withholding tax may be imposed on dividends and interest on, and gross proceeds from, the sale or other disposition of, capital stock or debt securities paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders. Prospective investors should consult their tax advisors regarding these rules.
The withholding provisions described above will generally apply to payments of dividends and interest made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock or debt securities on or after January 1, 2017. These rules generally do not apply, however, to debt securities outstanding on July 1, 2014, provided that if any such debt securities are significantly modified (within the meaning of applicable Treasury Regulations) after July 1, 2014, payments on such debt securities could be subject to the withholding rules described above.
FOR A COMPLETE DESCRIPTION OF THE OFFER AND SALE OF COMMON SHARES PURSUANT TO THE EQUITY DISTRIBUTION AGREEMENTS, AS WELL AS THE FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES RELATED THERETO, PLEASE REVIEW THIS FIRST SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN THEIR ENTIRETY.